SECURION

07002994

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HANCOCK INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 CitiPlace Drive, Suite 100
(No. and Street)

Baton Rouge	LA	70808
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Rowlen (225) 248-7328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North, Suite 1800	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randy R. Bluth, swear (or affirm) that, to the best of my knowledge and belief the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Hancock Investment Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified as that of a customer of the Company's financial statements as of December 31, 2006.



Signature

President / CEO

Title



Notary Public

2/5/07

CONTENTS OF REPORT

This report contains (check all applicable boxes)

√ (a) Facing page

√ (b) Consolidated Statements of Financial Condition

√ (c) Consolidated Statements of Income

√ (d) Consolidated Statements of Stockholder's Equity

√ (e) Consolidated Statements of Cash Flows

√ (f) Statements of Changes in Liabilities Subordinated to Claims of General Creditors

√ (g) Notes to Consolidated Financial Statements

√ (h) Computation of Net Capital

√ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3

√ (j) An Oath or Affirmation

For conditions of confidential treatment of certain portions of this Filing, see section 240.17a5(e)(3).



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Shareholder
Hancock Investment Services, Inc.:

We have audited the accompanying consolidated statements of financial condition of Hancock Investment Services, Inc. and subsidiaries (the Company) (a wholly owned subsidiary of Hancock Bank) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hancock Investment Services, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic 2006 consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 consolidated financial statements taken as a whole.

KPMG LLP

February 16, 2007

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Hancock Bank)

Consolidated Statements of Financial Condition

December 31, 2006 and 2005

Assets		**2006**	**2005**
Cash and cash equivalents	$	4,938,557	3,907,268
Restricted cash		50,000	50,000
Accounts receivable		315,094	260,270
Securities owned, at fair value		199,241	170,548
Furniture and equipment, less accumulated depreciation of $235,576 in 2006 and $202,713 in 2005		53,877	40,062
Other assets		43,766	109,611
Investment in NASD		9,237	10,554
Total assets	$	5,609,772	4,548,313
Liabilities and Stockholder's Equity			
Accounts payable and accrued expenses	$	835,228	655,429
Due to Hancock Holding Company		36,344	1,111
Total liabilities		871,572	656,540
Stockholder's equity:			
Common stock, $1 par value per share. Authorized and outstanding 1,000 shares		1,000	1,000
Contributed capital		879,000	879,000
Retained earnings		3,858,200	3,011,773
Total stockholder's equity		4,738,200	3,891,773
Total liabilities and stockholder's equity	$	5,609,772	4,548,313

See accompanying notes to consolidated financial statements.

END